STRATABASE, INC.
                            34595 - 3rd Avenue, #101
                          Abbotsford, British Columbia
                                     V2S 8B7
                             Telephone: 604 504-5811
                             Facsimile: 604 504 5810

          NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2005 Annual General and Special Meeting of the shareholders of Stratabase, Inc. (the "Company") will be held at 34595 - 3rd Avenue, Abbotsford, British Columbia, on:

                                                  Wednesday, June 29, 2005

at 10:00 am (Pacific  Time) for the following purposes:
1. To receive the Company's audited financial statements for the financial year ended December 31, 2004 and the auditor's report thereon;
2. To re-appoint the auditor for the next year and to authorize the directors to fix the auditor's remuneration;
3.       To determine the number of directors and to re-elect directors;
4. To vote on the disposition of certain software, intangible, and other assets associated with the present business of the Company as more particularly described in the accompanying Proxy Circular.(the "Assets");
5. To vote on an amendment to the Company's Articles of Continuance, in connection with the disposition of the Assets, and change the name of the Company to Strata Petroleum Inc. or such other name as may be approved by the Board and Corporations Canada ;
6. To change the nature of the company's business to oil and gas exploration and extraction; 7. To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular, the audited consolidated financial statements and the auditor's report thereon for the year ended December 31, 2004, and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Abbotsford, British Columbia, this 8th day of June, 2005.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "Trevor Newton"

                                    President